Exhibit 99.1

Baozun Announces US$10 million Share Repurchase Program

SHANGHAI, September 24, 2026 /PRNewswire/ -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) ("Baozun", the "Company" or the "Group"), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced that the board of directors of the Company (the “Board”) has authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$10 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 24, 2026, subject to the scope and limit of the general repurchase mandate granted by shareholders of the Company (the “Shareholders”) at the annual general meeting held on June 16, 2026 and, following the expiry of the current mandate, any subsequently renewed or refreshed mandate that may be approved by the Shareholders at a future general meeting of the Company.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with the memorandum and articles of association of the Company, the applicable rules and regulations of The Nasdaq Stock Market LLC, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Codes on Takeovers and Mergers and Share Buy-backs, the Companies Act (As Revised) of the Cayman Islands and all other applicable laws and regulations to which the Company is subject. The program does not obligate the Company to repurchase any particular amount of securities and may be modified, suspended or discontinued at any time at the Company’s discretion.

The Company believes that the share repurchase will demonstrate the Company’s confidence in its own business outlook and prospects and would, ultimately, benefit the Company and create value to its Shareholders. The Board will keep reviewing the share repurchase program periodically. The Company plans to fund repurchases from its existing cash balance (excluding proceeds from the global offering) and other funds legally available for such purpose.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continues," "ongoing," "targets," "guidance," "going forward," "looking forward," "outlook" or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun's beliefs and expectations, business trends, growth strategies, operating efficiencies, margin expansion, store openings, brand performance, technology and automation initiatives, and outlook for future periods are forward-looking statements. Statements that are not historical facts, including statements regarding the Company’s share repurchase program, the timing, amount and method of any repurchases, the source of funding for repurchases, and the Company’s plans and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Baozun and the industries in which it operates. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, market conditions; the market price and trading volume of the Company’s ADSs and Class A ordinary shares; the Company’s financial condition, liquidity, cash requirements and capital allocation priorities; applicable legal, regulatory and stock exchange requirements; the availability and scope of the Company’s applicable share repurchase mandate(s); and the Company’s ability to implement, modify, suspend or discontinue the share repurchase program, as well as risks and uncertainties relating to macroeconomic and consumer spending conditions, Baozun's ability to grow and manage its e-commerce and brand management businesses, demand for its brand partners' and managed brands' products, competition, its ability to improve operating efficiency and profitability, its ability to manage inventory and working capital, the pace and effectiveness of its technology and automation initiatives, store expansion and offline retail execution, relationships with brand partners and other third parties. Other risks and uncertainties are described in Baozun's filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited.

The share repurchase program does not obligate the Company to repurchase any particular amount of ADSs or Class A ordinary shares and may be modified, suspended or discontinued at any time at the Company’s discretion, subject to applicable laws and regulations. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date they are made.

About Baozun Inc.

Founded in 2007, Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry and a digital commerce enabler in China. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that "Technology Empowers the Future Success", Baozun's business lines are devoted to empowering their clients' business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com